

Report of Independent Registered Public Accounting Firm

To the Management of VALIC Financial Advisors, Inc.:

We were engaged to review VALIC Financial Advisors, Inc.'s (the "Company") assertions, included in the accompanying VALIC Financial Advisors, Inc.'s Exemption Report (the "Exemption Report"), in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions"), (2) the Company stated that it is unable to determine whether it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2018 to April 30, 2018 because separate check logs were maintained by branch offices and by the home office but were not reconciled against one another to identify prompt transmittal exceptions in order to disclose each exception in the Exemption Report in accordance with the requirements of Rule 17a-5(d)(4), and (3) the Company stated that it met the identified exemption provisions for the period May 1, 2018 to December 31, 2018, except as described in the accompanying Exemption Report.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

As a result of the Company's inability to identify prompt transmittal exceptions during the period January 1, 2018 to April 30, 2018, as described in the accompanying Exemption Report, we were unable to perform the necessary inquiries and other review procedures to identify exceptions to the exemption provisions in order to provide a sufficient basis for a conclusion regarding management's assertions.

As a result of the Company stating in its Exemption Report that it is unable to determine whether the Company met the identified exemption provisions throughout the period January 1, 2018 to April 30, 2018, we were unable to apply the necessary review procedures over the assertions, and therefore the scope of our work was not sufficient to enable us to express, and we do not express, any form of assurance on VALIC Financial Advisors, Inc.'s assertions.

PricewaterhouseCoopers LLP

March 15, 2019

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T:(713) 356 4000, F: (713) 356 4717, www.pwc.com/us

VALIC Financial Advisors, Inc.'s Exemption Report

VALIC Financial Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii).

(2) During the year ended December 31, 2018, the Company's policies and procedures required that a check log be maintained to track receipt and transmission of customer checks. Separate check logs were maintained by branch offices and by the home office; however, because the Company's check logs were not reconciled against one another to identify prompt transmittal exceptions, the Company was unable to determine whether the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2018 through April 30, 2018.

(3) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the period May 1, 2018 to December 31, 2018, except as described below:

The following items were transmitted after 12pm on the business day following receipt due to the Company's financial advisors not remitting checks and securities timely:

Month	Number of checks and securities
May	210
June	281
July	367
August	222
September	185
October	464
November	303
December	357

VALIC Financial Advisors, Inc.

I, Cindy Burnette, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Financial Officer
March 15, 2019